                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

   TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF
                         1934 AND RULE 13e-3 THEREUNDER

                                (AMENDMENT NO. 1)

                             BCT International, Inc.
                     ---------------------------------------
                              (Name of the Issuer)

                             BCT International, Inc.
                         Phoenix Group of Florida, Inc.
                            Phoenix Acquisition Corp.
                              William A. Wilkerson

                     ---------------------------------------
                      (Name of Person (s) Filing Statement)

                             BCT International, Inc.
                     common stock, par value $0.04 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   055-355-101
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


BCT International, Inc.              Phoenix Group of Florida, Inc.
3000 Northeast 30th Place            3000  Northeast 30th Place
5th Floor                            5th Floor
Fort Lauderdale, Florida 33306       Fort Lauderdale, Florida 33306

Phoenix Acquisition Corp.            William A. Wilkerson
3000 Northeast 30th Place            3000 Northeast 30th Place
5th Floor                            5th Floor
Fort Lauderdale, Florida 33306       Fort Lauderdale, Florida 33306


(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement) with copies to:

Robert Macaulay                      Dennis J. Olle               Joseph Greenberg
Mitrani, Rynor, Adamsky              Adorno & Zeder, P.A.         Gardner, Carton & Douglas
    & Macaulay, P.A.                 2601 S. Bayshore Drive       Suite 3300
2200 SunTrust International Center   Suite 1600                   Quaker Tower
One Southeast Third Avenue           Miami, Florida 33133         321 N. Clark St.
Miami, Florida 33131                                              Chicago, Illinois 60610

This statement is filed in connection with (check the appropriate box):


a.    [X]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation _______________14C or Rule
            13e-3(c) under the Securities Exchange Act of 1934.

b.    [_]   The filing of a registration statement under the Securities Act of
            1933.

c.    [_]   A tender offer.

d.    [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]


                            CALCULATION OF FILING FEE
                     ---------------------------------------
Transaction Valuation*               Amount of Filing Fee**

$2,747,243.50                          $549.45
---------------------------------

* The transaction valuation was based upon the product of 2,431,189 shares of common stock and the merger consideration of $1.13 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.


[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $533.97         Filing Party:  BCT International, Inc.


Form or Registration No.: Schedule 14A    Date Filed:    December 17, 2001

                       SECTION 13E-3 TRANSACTION STATEMENT

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by: (1) BCT International, Inc., a Delaware corporation ("BCTI"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, (2) Phoenix Group of Florida, Inc., a Nevada corporation ("Phoenix"), (3) Phoenix Acquisition Corp., a Delaware corporation (the "Merger Sub"), a wholly-owned subsidiary of Phoenix, formed solely for the purpose of effecting the Rule 13e-3 transaction described herein, and (4) William A. Wilkerson, an individual ("Wilkerson"), who is 100% owner of Phoenix and a senior executive officer and director of BCTI, Phoenix and the Merger Sub. BCTI, Phoenix, the Merger Sub, and Wilkerson are referred to individually, as a "Filing Person" and collectively, as the "Filing Persons." Phoenix and
Wilkerson and any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, Phoenix and Wilkersonis referred to as the "Acquisition Group".

         Pursuant to an Agreement and Plan of Merger dated as of November 26, 2001 (the "Merger Agreement"), by and among Phoenix, the Merger Sub and BCTI, the Merger Sub will merge into BCTI (the "Merger"). As a result of the Merger, each outstanding share of BCTI common stock, par value $0.04 per share (the "Common Stock"), will be cancelled and converted into the right to receive $1.13 in cash, other than any outstanding share of Common Stock that is held by stockholders who perfect their appraisal rights under Delaware law or any outstanding share of Common Stock beneficially owned by a Filing Person or the Acquisition Group. After the Merger, BCTI will be a privately held corporation, 100% of which will be beneficially owned by the Acquisition Group.

         Concurrently with the filing of this Schedule 13E-3, BCTI is filing a preliminary proxy statement (the "Proxy Statement") pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the BCTI board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross reference sheet below is being supplied pursuant to General Instruction F to
Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. The information set forth in the Proxy Statement including all appendices thereto, is hereby incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto.

ITEM 1. SUMMARY TERM SHEET.
REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the captions "Summary Term Sheet" and "Questions and Answers about the Merger" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.
REGULATION M-A ITEM 1002

(a) The information set forth in the Proxy Statement under the caption "Summary Term Sheet - The Parties to the Merger" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Special Meeting Date, Time and Place", "Special Meeting" and "Special Meeting - Voting Rights; Vote Required for Adoption and Approval" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the caption "Comparative Market Price Data" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the caption "Dividend Policy" is incorporated herein by reference.

(e)      Not Applicable.

(f) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Prior Stock Purchases" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
REGULATION M-A ITEM 1003

(a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - The Parties to the Merger" and "Conflicts of Interest" is incorporated herein by reference.

         During the past five years, none of BCTI, Phoenix, the Merger Sub, or William A. Wilkerson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         Directors and Executive Officers of BCTI. Set forth in the table below are the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of BCTI. Each person identified below is a United States citizen. Unless indicated otherwise, each person's principal address and telephone number are 3000 N.E. 30th Place, 5th Floor, Fort Lauderdale, Florida 33306 and 954-563-1224.

Name                                    Present Principal Occupation or
                       Employment and Name Material Positions Held During the Past Five Years

William A. Wilkerson           William Wilkerson has been Chairman of the Board
                       and a Director of BCTI since January 1986. He was Chief Executive Officer of BCTI from May 1988 until October 1997. He was President and Chief Executive Officer of Business Cards Tomorrow, Inc. (a Florida corporation) from January 1978 to January 1982 and Chairman from January 1982 to January 1986. In February 2001, he was appointed Chief Executive Officer, and in May 2001 was appointed President as well.

Michael R. Hull        Michael R. Hull joined  BCTI in May 1996 and became Vice
                       President/Chief Financial Officer and Treasurer beginning
                       May 31, 1996. Mr. Hull is a certified public accountant, a member of the Florida Institute of Certified Public
                       Accountants and the American Institute of Certified
                       Public Accountants and had previously worked in public accounting since 1985. Prior to joining BCTI, Mr. Hull served as an audit senior manager with the accounting firm of Price Waterhouse LLP for three years.

John N. Galardi                John N. Galardi was formerly a Director of BCTI
                       from August 1990 to November 1995. He joined the Board again in November 2000. He has been a franchisor for more than 30 years and is the Chairman of the Board of Galardi Group, Inc., a restaurant holding company based in Newport Beach, California, which operates 350 fast food restaurants. In addition, Mr. Galardi is an investor in several other private businesses.

Jeffrey Hewson         Jeffrey Hewson has over 30 years experience in the
                       manufacture and distribution of office and computer supplies. In 1989 Mr. Hewson became President and
                       Director of United Stationers Inc., a leading wholesale distributor of office and computer-related products. He retired as President of United

                       Stationers at the end of 1995, but stayed on the United Stationers Board of Directors until November 1997. Mr. Hewson was also the master license franchisee for BCT Canada, which he successfully developed to nine franchised plants which were sold back to the Company in 1989. Mr. Hewson is currently on the Board of Directors of Ampad, Inc., Dallas, Texas and he is Chairman of the Board for the Kingfield Heath Company, a leading wholesale distributor of office and computer supplies in the United Kingdom.

Henry A. Johnson       Henry A. Johnson, founder of BCT, has been a Director of
                       BCTI since January 1986. Mr. Johnson was appointed Senior
                       Vice President of BCTI effective March 1, 2001. From
                       January 1986 until October 1988, he was Senior Vice
                       President/Operations of BCTI. In February 1989, he accepted the additional responsibilities of Executive
                       Vice President of BCT. Previously, he was Senior Vice
                       President/Operations for Business Cards Tomorrow, Inc. (a
                       Florida corporation), from January 1978. In March 1990, he retired from his position with BCT. Since March 1991, Mr. Johnson has owned and his family has operated a private printing business, Colorful Copies, located in Las Vegas, Nevada.

Phillip Pisciotta      Phillip Pisciotta joined the BCTI Board of Directors in
                       June of 2001. He brings experience in the areas of franchising facilities management, manufacturing, construction, and development. Since 1986 he has been the CEO and Chairman of The Cove Group, Denver, Colorado, as well as a major stockholder of that company. He is a member of the board of directors of The Galardi Group.

         To the knowledge of BCTI, during the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         Directors and Executive Officers of Phoenix. Set forth in the table below are the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of Phoenix. Each person identified below is a United States citizen. Unless indicated otherwise, each person's address is 3000 N.E. 30th Place, 5th Floor, Fort Lauderdale, Florida 33306.

Name Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

William A. Wilkerson   See description under "BCTI."

         To the knowledge of Phoenix and BCTI, during the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

         Directors and Executive Officers of Phoenix Acquisition Corp. Set forth in the table below are the name, address and the present principal occupations or employment of any corporation or other organization in which such occupation or employment is conducted, and the five year employment history of each of the directors and executive officers of the Merger Sub. Each person identified below is a United States citizen. Phoenix principally employs each director and executive officer and, unless otherwise indicated, each person's business address is 3000 N.E. 30th Place, Fort Lauderdale, Florida 33306.

Name Present Principal Occupation or Employment and Material Positions Held During the Past Five Years

William A. Wilkerson            Chairman of the Board of Directors and Chief
                       Executive Officer, see description under "BCTI."

         To the knowledge of Phoenix and Phoenix Acquisition Corp., during the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 4. TERMS OF THE TRANSACTION.
REGULATION M-A ITEM 1004

(a)(1)            Not applicable.

(a)(2)(I) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger" and "Summary Term Sheet" is incorporated herein by reference.

 (a)(2)(ii) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Consideration to be Offered to Our Stockholders", "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" and "The Merger Agreement - Consideration to be Offered to Our Stockholders" is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Purpose and Structure of the Merger", "Special Factors - Background of the Merger", "Special Factors - Opinion of Capitalink", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - BCTI's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger" is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger" and "Special Meeting - Voting Rights; Vote Required for Adoption and Approval" is incorporated herein by reference.

(a)(2)(v) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - The Special Meeting Date, Time and Place", "Special Meeting - Proposal to be Considered at the Special Meeting", "Special Factors - Purpose and Structure of the Merger", "Special Factors - Certain Effects of the Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

(a)(2)(vi) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Accounting Treatment" and "The Merger - Accounting Treatment" is incorporated herein by reference.

(a)(2)(vii) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Material U.S. Federal Income Tax Consequences to Our Stockholders" and "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Special Meeting - Proposal to be Considered at the Special Meeting",

                  "Special Factors - Purpose and Structure of the Merger", "Special Factors - Certain Effects of the "Merger" and "The Merger - Payment of Merger Consideration and Surrender of Stock Certificates" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Appraisal Rights", "Special Meeting - Appraisal Rights" and "The Merger - Appraisal Rights" is incorporated herein by reference.

(e)               None.

(f)               Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS REGULATION M-A
ITEM 1005

(a)(1) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger" and "Conflicts of Interest - Certain Relationships between BCTI and the Acquisition Group" is incorporated herein by reference.

(a)(2) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Conflicts of Interest" and "Conflicts of Interest - Directors, Officers and Controlling Persons" is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Conflicts of Interest", "Special Factors - Background of the Merger" and "Conflicts of Interest - Other Conflicts - Employment Arrangements and Compensation Plans" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Conflicts of Interest", "Special Meeting - Voting Rights; Vote Required for Adoption and Approval", "Special Factors - Background of the Merger" and "Conflicts of Interest - Certain Relationships between BCTI and the Acquisition Group" is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
REGULATION M-A ITEM 1006

(b) The information set forth in the Proxy Statement under the captions "Special Meeting", "Special Factors - Purpose and Structure of the Merger", "Special Factors - Certain Effects of the Merger" and "The Merger Agreement - Consideration to be Offered to Our Stockholders" is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions "Special Factors - Certain Effects of the Merger" and "The Merger Agreement - Generally" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.
REGULATION M-A ITEM 1013

(a) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Purpose and Structure of the Merger", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - BCTI's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger", is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Special Factors - Background of the Merger", "Special Factors - Opinion of Capitalink as to the Fairness of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board Directors", "Special Factors - BCTI's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger" is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board Directors", "Summary Term Sheet - Opinion of Capitalink", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - The Acquisition Group's Position as to Fairness of the Merger" and "Special Factors - Purpose and Structure of the Merger" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Purpose and Structure of the Merger", "Summary Term Sheet - Opinion of Capitalink", "Summary Term Sheet - Material U.S. Federal Income Tax Consequences to Our Stockholders", "Special Factors - Background of the Merger", "Special Factors - Opinion of Capitalink", "Special Factors - Reasons for the Recommendation of the Special Committee and Our Board of Directors", "Special Factors - Purpose and Structure of the Merger", "Special Factors - Certain Effects of the Merger", "Special Factors - Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders" and "The Merger" is incorporated herein by reference.

                  The federal income tax consequences to the acquisition group are as follows: The creation of Phoenix Acquisition Corp. and its merger with and into BCTI will be disregarded for federal income tax purposes because Phoenix Acquisition Corp. was organized by Phoenix to participate in the Merger merely as a conduit to enable Phoenix to acquire the common stock of BCTI. With respect to Phoenix and Wilkerson, the merger transaction will be treated as a taxable stock acquisition and Phoenix's basis in the BCTI common stock purchased would be increased by an amount equal to the merger consideration paid to the holders of the BCTI common stock surrendered in the Merger. There will be no federal income tax consequences of the merger to BCTI, as it will continue operating as the surviving corporation.

ITEM 8. FAIRNESS OF THE TRANSACTION.
REGULATION M-A ITEM 1014

(a)-(b) Each of the Filing Persons believes that the Merger and its terms, as proposed, are fair to the shareholders of BCTI (other than the Acquisition Group). For a discussion of the factors considered by the Filing Persons in determining the fairness of the Merger, see the information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Purpose and Structure of the Merger", "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors", "Summary Term Sheet - BCTI's Position as to the Fairness of the Merger", "Summary Term Sheet - The Acquisition Group's Position as to the Fairness of the Merger", "Special Factors - Background of the Merger", "Special Factors - Opinion of Capitalink", "Special Factors - Reasons for the Recommendation of the Special Committee and Our Board of Directors", "Special Factors - BCTI's Position as to the Fairness of the Merger" and "Special Factors - The Acquisition Group's Position as to Fairness of the Merger" which is incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - The Special Meeting Date, Time and Place", "Special Meeting - Voting Rights; Vote Required for Adoption and Approval", "The Merger Agreement" and "Special Factors - Reasons for the Recommendation of the Special Committee and Our Board of Directors" is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors", "Summary Term Sheet - The Acquisition Group's Position as to the Fairness of the Merger", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendation of the Special Committee and Our Board of Directors" and "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - BCTI's Position as to Fairness of the Merger" and "Special Factors - The Acquisition Group's Position as to the Fairness of Merger" is incorporated herein by reference.

(f)               Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.
REGULATION M-A ITEM 1015

(a)-(c) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Opinion of Capitalink", "Special Factors - Background of the Merger", "Special Factors
                  - Opinion of Capitalink", "Special Factors - Reasons for Recommendations to the Special Committee and Our Board of Directors", "Special Factors - BCTI's Position as to the Fairness of the Merger", "Special Factors - The Acquisition Group's Position as to Fairness of the Merger" and "The Merger
                  - Financing of the Merger; Fees and Expenses of the Merger", is incorporated herein by reference. The written Opinion of the Capitalink, dated November 20, 2001, is attached to the Proxy Statement as Appendix B.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
REGULATION M-A ITEM 1007

(a)-(d) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Financing of the Merger" and "The Merger - Financing of the Merger; Fees and Expenses of the Merger" is incorporated herein by reference.

ITEM 11. INTEREST IN THE SUBJECT COMPANY SECURITIES.
REGULATION M-A ITEM 1008

(a) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - Other Filing Persons", "Special Meeting - Voting Rights; Vote Required for Adoption and Approval", "Special Factors - Background of the Merger", "Conflicts of Interest" and "Other Matters - Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "Other Matters - Prior Stock Purchases" and "Special Factors - Background of the Merger" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.
REGULATION M-A ITEM 1012

(d) The information set forth in the Proxy Statement under the captions "Special Meeting - Voting Rights; Vote Required for Adoption and Approval" and "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions "Summary Term Sheet - Recommendations of the Special Committee and Our Board of Directors", "Summary Term Sheet - Opinion of Capitalink", "Special Factors - Background of the Merger", "Special Factors - Reasons for the Recommendations of the Special Committee and Our Board of Directors", "Special Factors - BCTI's Position as to the Fairness of the Merger" and "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.
REGULATION M-A ITEM 1010

(a) The information set forth in the Proxy Statement under the captions "Comparative Market Price Data", "Selected Financial Information" and "Financial Statements of BCTI" is incorporated herein by reference.

(b)               Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
REGULATION M-A ITEM 1009

(a)-(b) The information set forth in the Proxy Statement under the captions "Questions and Answers about the Merger", "Summary Term Sheet - The Special Meeting Date, Time and Place", "Special Meeting - Voting Rights; Vote Required for Adoption and Approval", "Special Meeting - Solicitation of Proxies", "Special Factors - The Acquisition Group's Position as to the Fairness of the Merger", "The Merger - Financing of the Merger; Fees and Expenses of the Merger" and "Appendix B - Opinion of Capitalink" is incorporated herein by reference.

ITEM 15. OTHER MATERIAL INFORMATION.
REGULATION M-A ITEM 1011

(b) The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.
REGULATION M-A ITEM 1016

(a) Preliminary Proxy Statement of BCT International, Inc., dated December ____, 2001 is incorporated herein by reference.

(b)               Not applicable.

(c)(1)            Report of Capitalink, L.C., dated November 20, 2001.

(c)(2) Opinion of Capitalink, L.C., dated November 20, 2001, included as Appendix B to the Proxy Statement and incorporated herein by reference.

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


(d) Agreement and Plan of Merger, dated as of November 26, 2001, by and among Phoenix Group of Florida Group, Inc., Phoenix Acquisition Corp. and BCT International, Inc., included as Appendix A to the Proxy Statement and incorporated herein by reference.

(f) Section 262 of the Delaware General Corporation Law, included as Appendix C to the Proxy Statement and incorporated herein by reference.

(g)               Not applicable.

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


                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.


                                               BCT INTERNATIONAL, INC.

                                               By: /s/ William A. Wilkerson
                                               Name: William A. Wilkerson
                                               Title: Chief Executive Officer

                                               PHOENIX GROUP OF FLORIDA, INC.

                                               By: /s/ William A. Wilkerson
                                               Name: William A. Wilkerson
                                               Title: President

                                               PHOENIX ACQUISITION CORP.

                                               By: /s/ William A. Wilkerson
                                               Name: William A. Wilkerson
                                               Title: President

                                               WILLIAM A. WILKERSON

                                               By: /s/ William A. Wilkerson
                                               Name:  William A. Wilkerson

Dated: ______________, 2002

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